Mail Stop 3561

September 7, 2006

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

      Re: Iconix Brand Group, Inc.
                Amendment No. 1 to Registration Statement on Form S-4
                Filed August 17, 2006
                File No. 333-135496
                Annual Report on Form 10-K for the Year Ended December 31, 2005
                Filed March 21, 2006
                Quarterly Report on Form 10-Q for the Period Ended June 30, 2006
                Filed August 10, 2006
                File Nos. 1-10593

Dear Mr. Cole:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers we refer to in this letter regarding your registration statement on Form S-4 correspond to the page numbers in the marked copy sent to us by counsel.

<u>Form S-4</u>

<u>The Merger, page 35</u>

<u>Background and Reasons for the Merger, page 35</u>

1. We note your response to comment 8 in our letter dated July 28, 2006 and the revised disclosure. Please further expand the background section to describe all of the contacts, meetings, and negotiations that took place and the substance of

the discussions or negotiations at each meeting among the representatives of
Mossimo and Iconix. For example, we note that you do not discuss the
following:

- How Iconix first indicated its interest in Mossimo on October 9, 2005;

- The terms negotiated by Messrs. Giannulli, Lewis, and Riley on behalf of
  Mossimo and by Mr. Cole on behalf of Iconix from February 22, 2006 to
  March 29, 2006;

- How the purchase price for Modern Amusements and the benefits to
  management were determined and the transfer of merger consideration
  between Messrs. Giannulli and Lewis was negotiated.

2. We note your response to comment 9 in our letter dated July 28, 2006. Further,
   we note that Cherokee delivered a termination letter on April 27, 2006; if any
   reasons for termination and withdrawal were provided in the letter, please revise
   to describe the reasons. In the sixth full paragraph on page 37, you state that
   "Iconix considered various possible actions in response to the Cherokee
   proposal." Please discuss these possible actions and why Iconix decided
   ultimately not to change the consideration or terms of the merger. Also, please
   disclose the business reasons for Iconix's decision to enter into a termination and
   settlement agreement with Cherokee which caused Cherokee to withdraw its
   proposal to acquire Mossimo and terminate its finders agreement with Iconix in
   exchange for $33 million.

3. We note your response to comment 10 in our letter dated July 28, 2006. In the
   fifth full paragraph on page 37, please discuss what indicators in the past trading
   history of both Iconix and Cherokee led Mossimo's board to conclude that
   Cherokee's common stock "could" be subject to lower trading volume and
   greater price volatility than Iconix's common stock. In addition, please revise to
   clarify your discussion of the Cherokee due diligence contingency. We note that
   Iconix was also permitted to conduct due diligence in connection with the
   merger.

Representations and Warranties, page 56

4. We note your response to comment 15 in our letter dated July 28, 2006. Please
   remove the last sentence of this subsection, which is located on the top of page
   57, because it implies that investors cannot rely on the representations and
   warranties.

Unaudited Pro Forma Condensed Combined Financial Statements, page 98

5. We note your response to comment 16 in our letter dated July 28, 2006 and
    continue to believe that the acquired assets do not meet the definition of a
    business. In this regard, please note that the transferred set must be "self-
    sustaining" and the assessment of whether a transferred set of activities and
    assets represents a business should be made without regard to the intent or
    capabilities of the party that receives the integrated set. Also, we note that the
    purchase price for each asset acquisition has been primarily allocated to
    trademarks and other intangible assets. Based on this allocation, it appears that
    the acquired assets will rely on the existing corporate-wide resources of your
    company, such as management systems and processes, in conducting operations.
    Further, with the exception of royalty payments, it does not appear that the
    business operations of the transferors will materially change. Accordingly, we
    believe that you should account for these transactions as acquisitions of assets
    and not acquisitions of businesses.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets, page 100

6. Please revise your disclosures in footnotes (b) and (p) to indicate that the portion
    of the Mossimo purchase price related to the fair value of your common stock
    and contingent share rights has been limited to a target value of $67,514,000
    based on the guidance in EITF 97-15. The target value, as defined in EITF 97-
    15, represents the lowest total value at which additional consideration would not
    be required to be issued. This amount is calculated by multiplying the 3,608,433
    shares issuable by $18.71, or the future stock price average at which contingent
    shares would not be issuable. Your disclosures should clarify that contingent
    shares must be assumed issued in the pro formas in order to arrive at the $67.5
    million value of shares issuable since the 3.6 million common shares are valued
    at less than the $67.5 million target value.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 105

7. We note your response to comment 18 in our letter dated July 28, 2006. Please
    disclose in footnote (g) that your jeanswear licensing agreement with Mudd is a
    two-year contract with guaranteed minimum royalty payments of $8 million per
    year.

8. We note your responses to comments 19 and 20 in our letter dated July 28, 2006
    and do not believe it is appropriate to eliminate the licensing agent fees,
    Cherokee commissions, and executive compensation expenses from your pro
    forma statements of operations. Your pro forma financial statements should
    include all historical expenses that were necessary to conduct your business.
    While we realize that these items will not continue going forward, the expenses

were recorded in the historical financial statements and are not directly affected by the transaction. If a portion of the Cherokee payment involves a termination fee to settle the contract, you may exclude that portion of the charge from your pro forma statements. Please revise your pro forma statements of operations accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

9. We note your response to comment 24 in our letter dated July 28, 2006 and do not believe it is appropriate to reclassify the factored accounts receivable/payable balance to financing activities based on the change in your business model. Please note that paragraph 22.a. of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22.a. clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivables from the customer or the sale of the customer receivable to others. Cash flows related to loans that were originated or purchased specifically for resale and are held for short periods of time also should be classified as operating pursuant to SFAS 102.   Please revise your statements of cash flows accordingly or tell us why you believe your presentation is appropriate.

Note 2. Unzipped Apparel, LLC ("Unzipped"), page F-14

10. We note your response to comment 25 in our letter dated July 28, 2006 and do not believe you have demonstrated a basis for classifying the shortfall payments as an offset to cost of goods sold. Cost of goods sold should be limited to costs of your distribution network, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs. Please revise your document to classify shortfall payments as a reduction of selling, general and administrative expenses.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Exhibits 31.1 and 31.2

11. In your future filings, please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying officers under the signatures. See Item 601(b)(31) of Regulation S-K. Also, please confirm for us, if true, that the certifications of your officers dated August 9, 1006 are not limited in their individual capacities by the inclusion of their professional titles.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard DiStefano, Esq.
         Blank Rome LLP
         Via Fax: (917) 332-3762